

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

John Rizzo
Chief Executive Officer
iTrackr Systems, Inc.
475 Plaza Real, Suite 275
Boca Raton, FL 33432

> **Re: iTrackr Systems, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 21, 2010**
> **File No. 333-166275**

Dear Mr. Rizzo:

We have reviewed your response letter dated December 20, 2010 and the above referenced amended filing and have the following comments. Unless otherwise indicated, references to prior comments in this letter relate to comments in our letter dated November 29, 2010.

Risk Factors

Our Controls and Procedures may not prevent misstatements, page 9

1. Please revise the risk factor subheading to clarify that your chief executive and financial officers have concluded that your disclosure controls are ineffective and may not prevent misstatements. In addition, it is unclear how you are able to assert that "management believes the Company is capable of following its disclosure controls and procedures effectively" while concluding that your disclosure controls and procedures are ineffective. Please revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 16

2. We note your revisions made in response prior comment 4 and have the following comment. Please explain why you believe that the expected life of an option is known and that it is not subject to significant judgment. Tell us how your determination of the expected life for stock options granted to employees complies with ASC 718-10-55-29 to 34.   In addition, confirm that in valuing options or warrants granted to non-employees in exchange for services you used the contract term instead of an expected term. See SAB Topic 14.A. Please advise.

<u>Compensation Discussion and Analysis, page 36</u>

3. Please update your compensation discussion and analysis as well as the accompanying tables to include a discussion of your compensation awarded to, earned by or paid to your named executive officers for fiscal year ended December 31, 2010. Refer to Regulation S-K 217.11 of our Compliance and Disclosure Interpretations, available on our website.

<u>Auditor's Report, page F-21</u>

4. Auditor association with the cumulative data is required on an <u>annual </u>basis as long as the registrant is in the development stage. In this regard, the period from inception to December 31, 2007 must be audited.

<u>Statement of Stockholder's Equity(Deficit), page F-24</u>

5. Please revise to include periods from inception to December 31, 2007 in addition to the periods already presented in this statement. See ASC 915-215-45.

<u>Exhibits, Page II-5</u>

6. We note your response to prior comment 18 indicating that you have filed the articles of incorporation and bylaws as indicated in the exhibit index. However, since the bylaws referred to in your exhibit index are those of Must Haves, Inc., it is not clear how you have complied with the requirements of Item 601(b)(3)(ii). Similarly, it appears that the articles of incorporation filed as exhibit 3.3 reflect an amendment to the articles of incorporation of Must Haves, Inc. and are not the articles of incorporation of iTrackr Systems, Inc., as amended. Please refile the articles of incorporation and bylaws so that they reflect the articles of incorporation and bylaws, as amended, of iTrackr Systems, Inc. currently in effect.

You may contact Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel